Exhibit 17.3

January 7, 2014

Thomas Sandgaard

Chairman and CEO

Zynex, Inc.

9990 Park Meadows Drive

Lone Tree, CO 80124

Dear Thomas,

1 have received your letter dated December 30, 2013 in which you have formally requested my resignation from the Board of Directors of Zynex, Inc.

As you know, in response to recent changes in Zynex’s business and the business environment in which it is operating, for the past several months the Board of Directors has been discussing potential changes in Zynex’s operations and business strategy. On December 9, 2013, the four independent members of the Board of Directors provided to you a Strategic Restructuring Plan which outlined a number of recommended changes in company management functions and reporting, strategy and board governance. At a strategic planning meeting held on December 18, 2013, the Board of Directors formally reviewed and discussed in detail the recommendations contained in the plan.

Subsequent to the strategic planning meeting of the Board of Directors, you informed the four independent directors that you agreed with the recommendation contained in the plan to reduce the size of the Board of Directors from five directors to three directors. You also stated that the two board seats should be occupied by persons with different business experience and outlook than you believe exists with the current four independent directors and that you have begun the recruitment process with respect to new directors. While I understand that the company has made some progress towards some of the operational recommendations contained in the Strategic Restructuring Plan provided by the four independent director, you have not accepted the other recommendations contained in that plan.

While I continue to believe that the recommendations contained in the Strategic Restructuring Plan are the best path forward for Zynex, pursuant to your request as Chairman and controlling shareholder of the company, I do hereby resign my position as a director of Zynex, Inc. effective January 10, 2014.

Given the circumstances surrounding your request for my resignation which culminated in the resignation contained in this letter, I further request that a copy of this letter be filed as an exhibit to the Form 8-K that will be filed by the company to announce my resignation as a director of Zynex, Inc. in accordance with Item 5.02(a)(2) of Form 8-K.

Sincerely,

Kevin Smith

cc: Jason Day, Perkins Coie LLP (via e-mail)